MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

July 9, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Re: PhoneBrasil International, Inc.

Form 10-12G

Filed June 12, 2020

File No. 000-56176

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of PhoneBrasil International, Inc. (the “Company”), dated July 6, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10-12G

Item 3. Security Ownership of Certain Beneficial Owners and Management, page 19

1. Please disclose the address for Anderson A. Dias. See Item 403(a) of Regulation S-K. Additionally, disclose David Lazar’s stock ownership. We note your disclosure in this filing that Mr. Lazar is the managing member of Custodian Ventures LLC and that he is also a shareholder of the company.

We have added Mr. Dias’ address to the Registration Statement and included Mr. Lazar’s stock ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

2. Please provide the business experience for David Lazar as required by Item 401(e) of Regulation S-K. For example, we note the disclosure in Shentang International, Inc.’s SEC filings regarding Mr. Lazar’s experience with other blank check companies. Please disclose your promoter’s prior performance history with such companies, including:

●	The company’s name;
●	Your promoter’s relationship with the company;
●	Whether the company has engaged in a business combination;
●	Whether the company registered any offerings under the Securities Act; and
●	Whether any transaction resulted in termination of your promoter’s association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

Also revise the disclosure throughout this filing where you state that Mr. Lazar has no experience with blank check companies.

Finally, revise the sixth paragraph to disclose whether Mr. Lazar has been involved with certain legal proceedings that occurred during the past ten years. See Item 401(f) of Regulation S-K.

We have added to David Lazar’s business experience for the last five years. The Registration Statement now includes the above information for all other similar blank check companies, including the performance history. Furthermore, we have corrected all references to Mr. Lazar’s lack of experience with blank check companies. We have added disclosure to reflect that David Lazar has not been involved in such legal proceedings in the last ten years.

Item 15. Financial Statements and Exhibits, page 40

3. We note your disclosure on page 10 and elsewhere that you have received a promissory note from Custodian Ventures, LLC. Please file this note as an exhibit in accordance with Item 601(b)(10) of Regulation S-K and revise your disclosure to clarify the services provided.

We have added the promissory note as Exhibit 10.1.

4. Throughout the bylaws filed as exhibit 3.2, the company is referred to as a Nevada corporation. However, the certificate of incorporation is filed with the State of New Jersey. Please revise or advise.

We have amended and restated the bylaws and filed them as a new Exhibit to the Registration Statement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	David Lazar

Chief Executive Officer, PhoneBrasil International, Inc., a/ka/ Utz Technologies, Inc.

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